Sharon D. Mitchell, Attorney at Law
57492 Onaga Trail, Yucca Valley, California 92284
(248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac@att.net

*Admitted in Michigan

7 December 2010

Ms. Heather Clark
Division of Corporation Finance
United States Securities and
 Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Green Oasis Environmental, Inc.
Item 4.01
Item 4.02
Form 8-K filed December 1, 2010
File No. 033-68304-02

Dear Ms. Clark:

We are in receipt of your correspondence dated December 6, 2010, and on behalf of Mr. Peter Margiotta, President and Director of Green Oasis Environmental, Inc., I would like to take the opportunity to respond to same.

General

1.
 We note you have engaged the accounting firm of Sheri Thorpe at Amersey Investments to bring the company’s financial statements up to date and audit the company’s fiscal 2010 financial statements.  We also note that the firm of Sherri Thorp at Amersey Investments has not applied for registration with the Public Company Accounting Oversight Board (PCAOB).  Section 102 of the Sarbanes-Oxley Act makes it unlawful for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of any audit report (or review report) with respect to the issuer.  You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company.  Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB.  Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of Sherri Thorp at Amersey Investments which would include an Exhibit 16 letter from Sherri Thorp at Amersey Investments.

Response:

Item 4.01 in our Form 8-K with regard to the financial statements was incorrectly stated.  Amersey Investments did not audit our financial statements, nor did they review any audited financial statements.  Our financials for 2009 are not audited and we have filed a Form 8-K revising this section by eliminating this Item 4.01 in the Form 8-K

Item 4.01

2.   As we note no prior Item 4.01 8-K filed to discuss the date the relationship with the prior auditor ended, please amend your 8-K to disclose the following:

∙	Whether the former auditor resigned, declined to stand for re-election, or was dismissed and the date the relationship with such accountant ended;
∙	Whether the decision to change auditors was recommended or approved by your board of directors;
∙
Disclose whether the former auditor’s report on your financial statements for either of the past two years or the most recent years auditors contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification; and

∙
State whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, declined to stand for re-election, or was dismissed, you had any disagreement with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

Your revised Form 8-K should include the required letter from your former auditor per Item 304(a)(3) of Regulation S-K.

Response:

Mr. Margiotta purchased Green Oasis in 2009 and the financial statements were current only up until 1996.   Mr. Margiotta did not retain the auditor’s that the previous President and Director of Green Oasis Environmental, Inc. retained and 2009 financial statements were prepared without an audit.

3.  State whether, if during the company’s two most recent years, and any subsequent interim period prior to engaging the new accountant, the company consulted the newly engaged accountant regarding the application of accounting principles to specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the registrant’s financial statements, or any matter that was either the subject of a disagreement or a reportable event.  Refer to Regulation S-K, Item 304(a)(2) and revise.

Response:

Green Oasis Environmental, Inc. has not yet engaged a certified accountant to review and prepare financial statements and Item 4.01 on the Form 8-K filed on December 1, 2010, was incorrect in its statement.  To that end, an amended Form 8-K was filed eliminating reference to Item 4.01 and to Amersey Investments.

Item 4.02

4.  Please amend your filing to:

∙	disclose when you concluded that your financial statements should no longer be relied on;
∙      identify the financial statements that should no longer be relied upon;
∙
disclose whether the company concluded that its previous financial statements should no longer be relied upon or whether the company was notified by its independent auditors that the previous financial statements should no longer be relied upon.  To the extent that the company was notified by its auditors, disclose when you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review;

∙      describe the information provided by your independent accountant; and
∙
state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed at filing

Refer to Item 4.02 of Form 8-K and revise.

Response:

Item 4.02 of Form 8-K filed on December 1, 2010, was referencing only that the Forms 10Qs and 10Ks filed in June of 2009 for the years 1997 through 1998 were lacking in form.  The financial statements were not audited and they were not prepared in correct format.  We have filed an amended Form 8-K that has revised this Item 4.02 by eliminating reference to the same.

5.  To the extent applicable, Item 4.02(c) of Form 8-K, requires you to provide your independent accountant with a copy of the disclosure your are making in response to Item 402(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made I response to Item 4.02(b).  If your independent accountant does not agree with your disclosure, it should explain why not.  Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

Response:

Since our statement in Item 4.02 filed on Form 8-K on December 1, 2010, was incorrect, we have not provided anyone with a copy of any disclosure, nor have we asked for a letter stating agreement from anyone.  Our financial statements for 2009 were not audited and we have filed an Amended Form 8-K eliminating Item 4.02.

Other

6.  We note that the company has not filed annual reports on Form 10-K since the year ended December 31, 1996.  In order to bring your filings current, please file your Form 10-Ks for the years 1997 through 2009, including audited financial statements as soon as possible.

Response:

We are in the process of finding and engaging a PCAOB accounting firm in order to bring the financial statements up to date and current.  Additionally, the company was dormant from 1999 through 2009, when Mr. Margiotta purchased the company.  As soon as we have engaged a PCAOB accounting firm, we will file a Form 8-K including Item 4.01 announcing our engagement of same.

Further, and in connection with this response, we acknowledge and understand the following:

∙	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

∙	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

∙	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or to contact Peter Margiotta at (780) 443-4237 (Phone) or (780) 489-3935 (Facsimile).

With best regards,

Sharon D. Mitchell